# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AngioDynamics, Inc., CIK 0001275187
CUSIP: 03475V101
Title of class of securities: Common Stock, par value $.01
Address of issuer's principal executive offices: 14 Plaza Drive, Latham, New York (NY), 12110
Date of event which requires filing of this statement: 01/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001601692

## Reporting persons
- KEVIN KOTLER: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,421,526; shared voting power 0; sole dispositive power 2,421,526; shared dispositive power 0; aggregate amount beneficially owned 2,421,526 (5.9% of the class)

## Item 1. Issuer
Name of issuer: AngioDynamics, Inc.
Address of issuer's principal executive offices: 14 Plaza Drive, Latham, New York 12110

## Item 2. Person Filing
Name of person filing: Kevin Kotler
Address of principal business office or, if none, residence:
Kevin Kotler
c/o Broadfin Holdings, LLC
200 Broadhollow Road, Suite 207
Melville, New York 11747
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Kevin Kotler - 2,421,526
Percent of class: Kevin Kotler - 5.9%
Sole power to vote or to direct the vote: Kevin Kotler - 2,421,526
Shared power to vote or to direct the vote: Kevin Kotler - 0
Sole power to dispose or to direct the disposition: Kevin Kotler - 2,421,526
Shared power to dispose or to direct the disposition: Kevin Kotler - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: With the exception of the 313,495 shares of Common Stock, par value $.01, which are owned by Kevin Kotler in his individual capacity, all of the securities reported in this Schedule 13G are directly owned by accounts managed by Kevin Kotler. No such accounts may be deemed to beneficially own more than 5% of the Common Stock, par value $.01.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- KEVIN KOTLER: By: /s/ Kevin Kotler, Kevin Kotler (02/09/2026)
Comment: * The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.